SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME,
SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: January 28th, 2003

List of materials

Documents attached hereto:

i)	Press Release regarding the decision to make CIS a wholly consolidated subsidiary of Sony Corporation, January 28, 2003.
ii)	Press Release regarding reforms to Sony Corporation’s management structure, January 28, 2003.
iii)	Press Release regarding the retirement of Mr. Norio Ohga as a Director of Sony Corporation, January 28, 2003.

January 28, 2003

To whom it may concern,

Sony Corporation
Nobuyuki Idei
Representative Director
(Code No.: 6758 Tokyo, Osaka,
Nagoya, Fukuoka, and Sapporo
Stock Exchanges)

CIS Corporation
Osamu Todaka
Representative Director
(Code No.: 4758 JASDAQ)

Agreement to Make CIS Corporation a Wholly-Owned Subsidiary of Sony Corporation

Subsequent Merger with Existing Sony’s Information System Subsidiary Planned

At their respective Board of Directors’ Meetings held today, Sony Corporation (“Sony”) and CIS Corporation (“CIS”) have approved a decision to make CIS a wholly-owned subsidiary of Sony through a stock for stock exchange agreement. After obtaining approval at the CIS Shareholders’ Meeting scheduled for March 27, 2003, it is planned to implement the stock for stock exchange on May 1, 2003. The intention is to then merge CIS with Sony’s existing information system subsidiary, Sony Information System Solutions Inc. (“SISS”), to create a new company. The new company is targeted to begin operations in July 2003.

Sony is currently accelerating its drive to construct a global information system platform through a supply chain that applies advanced IT and the reform of processes for production, sales and accounting. SISS has been at the center of these efforts with the construction and maintenance of information systems and the provision of infrastructure services. However, as the need for the creation of a global information system platform has grown, key processes (information system planning, design as well as project management) require strengthening. The plan for CIS to become a wholly-owned subsidiary of Sony and the subsequent merger with SISS is intended to focus resources and enhance productivity in these areas. This will allow the creation of an advanced system platform for the entire Sony group as well as cutting information system costs groupwide. The idea is to promote a “System on Demand” service model which integrates all elements from network infrastructure to applications by applying sophisticated broadband technology.

CIS was founded in 1988 and has gained a reputation as a “Global IT Evangelist” introducing advanced IT methodology as a part of management innovation in Japan. The company rapidly built up expertise in system consulting and integration and made an OTC listing in June 2000. Since July 2001, when it formed a joint company with Sony for management and information consulting (GENCIS Consulting Inc.) CIS has developed partnerships with Sony and SISS. With the new agreement, CIS will now become a full member of the Sony Group and will be able to participate in the most advanced ongoing projects. This will give it an opportunity to maximize the skills and experience it has acquired and to develop a new level of high-quality consulting services.

Sony and CIS will then work toward the merger of SISS and CIS. The new company will combine skills and resources to create an integrated global information system platform for the entire Sony Group and to generate further efficiencies. The new company will also expand its existing IT consulting business.

CIS President Osamu Todaka is scheduled to become Representative Director and President of the new company. SISS President Kazuro Sato is scheduled to become Representative Director and Vice President of the new company.

1.    Conditions of stock for stock exchange, etc.

(1) Stock for stock exchange schedule

January 28, 2003(Tuesday)	Board meetings to approve stock for stock exchange agreement
January 28, 2003(Tuesday)	Conclusion of stock for stock exchange agreement
March 27, 2003(Thursday)	Shareholders meeting to approve stock for stock exchange agreement (CIS)
April 30, 2003(Wednesday)	Last day of share certificate submission period (CIS)
May 1, 2003(Thursday)	Effective date of stock for stock exchange

*
Pursuant to the provisions of Clause 1 of Article 358 of the Commercial Code of Japan, Sony shall perform the stock for stock exchange with CIS without approval of the stock for stock exchange agreement by its shareholders.

(2)    Stock for stock exchange ratio

Sony retained Morgan Stanley Japan Limited, and CIS retained Nomura Securities Co., Ltd. for advice on the analysis of the stock for stock exchange ratio and other relevant matters. Based on such advice and other considerations, Sony and CIS negotiated and came to the following agreement regarding the stock for stock exchange ratio.

Note that if there are any material changes in any of the various conditions upon which the stock for stock exchange ratio shown below was determined, Sony and CIS may decide to change the said ratio.

The CIS board of directors today resolved to cancel 5,000 shares of CIS treasury stock before the stock for stock exchange takes place. The stock for stock exchange ratio shown below has been calculated based on the number of CIS shares that will remain outstanding after the cancellation of treasury stock.

	Sony	CIS
Stock for stock exchange ratio	1	8.74
(Notes)
1.
Morgan Stanley Japan Limited performed Stock Price Performance Analysis to analyze the fair value of Sony, and Stock Price Performance Analysis, Comparable Company Analysis and Discounted Cash Flow Analysis (DCF) to analyze the fair value of CIS. The results of all such analysis and relevant factors, as well as the synergies expected from CIS as a wholly-owned subsidiary of Sony and its subsequent merger with SISS, were relevant considerations in the analysis of the exchange ratio.

2.
Nomura Securities Co., Ltd. assessed the value of shares of Sony by using the Market Price Analysis, and of shares of CIS by using the Market Price Analysis, the Comparable Trading Multiples Analysis, the Net Adjusted Book Value Analysis and the Discounted Cash Flow Analysis. Nomura Securities considered the results of the analyses as a whole and derived an exchange ratio.

3.	Number of shares to be issued upon stock for stock exchange: 1,088,304 shares of common stock of Sony (For each share of CIS common stock, Sony shall issue 8.74 shares of its common stock.)

2.    Summary of Parties

(1)	Trade name	Sony Corporation			CIS Corporation

(2)	Field of business	Manufacture and sale of electronic and electrical machines and equipment			Development, introduction and consultation of information systems

(3)	Date of incorporation	May 7, 1946			November 5, 1988

(4)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo			7-7, Higashi-Shimbashi 2-chome, Minato-ku, Tokyo

(5)	Representative	Nobuyuki Idei, Representative Director			Osamu Todaka, Representative Director

(6)	Share capital	¥476,224 million			¥3,303 million

(7)	Total number of shares issued and outstanding	922,918,991 shares			129,520 shares

(8)	Shareholders’ equity	¥1,886,389 million			¥6,175 million

(9)	Total assets	¥3,615,038 million			¥6,744 million

(10)	Date of settlement	March 31			December 31

(11)	Number of employees	16,836			167

(12)	Major customers	Affiliated manufacturing and sales companies inside and outside Japan			Manufacturing, financing, service, and IT companies in Japan

(13)	Major shareholders and shareholding ratios	1	Moxley & Co.	6.1%	1	JBL Corporation	23.9%

		2	Japan Trustee Services Bank, Ltd. (Trust Account)	4.4%	2	Osamu Todaka	22.9%

		3	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.3%	3	Microsoft Corporation	20.8%

		4	The Chase Manhattan Bank, N. A. London	2.9%	4	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.4%

		5	State Street Bank and Trust Company	2.8%	5	CIS Corporation	3.9%

(14)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. and others			The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Bank, Ltd. and others
(Note)
The above date for Sony and CIS are as of September 30, 2002 and June 30, 2002 respectively.

(15)	Business results for the three most recent years (unit: millions of yen)

	Sony Corporation			CIS Corporation
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	1999/12/31	2000/12/31	2001/12/31
Net sales	2,592,962	3,007,584	2,644,195	4,031	5,068	5,393
Operating income (loss)	(2,755)	50,458	(52,994)	566	773	(659)
Ordinary income (loss)	30,237	81,502	(6,122)	564	733	(651)
Net income (loss)	30,838	45,002	29,635	251	381	(539)
Net income (loss) per share (yen)	73.09	49.18	32.22	53,890.47	30,442.98	(4,167.46)
Dividends per share (yen)	50	25	25	0	10,000	0
Shareholders’ equity per share (yen)	3,956.68	2,021.33	2,024.10	240,032.78	626,765.21	57,513.68
(Notes)
1.	Sony split its shares at a ratio of two shares for each share on May 19, 2000.
2.	CIS split its shares at the ratio of two shares for each share on October 20, 2000, and at the ratio of ten shares for each share on August 1, 2001.

3.    Circumstances after stock for stock exchange

(1) Trade name	Sony Corporation
(2) Field of business	Manufacture and sale of electronic and electrical machines and equipment
(3) Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo
(4) Representative	Nobuyuki Idei Representative Director
(5) Share capital	This stock for stock exchange will not effect the amount of Sony’s share capital.
(6) Effect on business result	This stock for stock exchange will not have a material effect on Sony’s business results.

Contact:

Sony Corporation
Corporate Communications
TEL: 03-5448-2200

CIS Corporation
Corporate Planning Division
TEL: 03-3438-0449

SONY

6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo 141-0001

News & Information
No.03-004E
January 28, 2003

Reforming the Sony Group Management Structure to Strengthen Corporate Governance
Sony Adopts the “Company with Committees”System Under the Revised Commercial Code in
Japan and New Board Rules to Enhance Sony’s Unique Governance Approach

At the Board of Directors’ Meeting held today, Sony Corporation determined its direction to change its management structure in order to enhance the Group’s corporate governance functions. Sony will adopt the “Company with Committees” system in June of this year in line with the revised Japanese Commercial Code that will become effective as of April 1, 2003, as well as new board rules that are appropriate for Sony’s unique management approach.

From now, details related to the new governance structure including new board rules and personnel (candidates for director, corporate executive officer) will be finalized and submitted for approval to the General Meeting of Shareholders to be held in June of this year and a subsequent Board of Directors’ Meeting.

Adoption of “Company with Committees” System

The proposed revisions to the current Japanese Commercial Code are designed to establish a clear distinction of roles and responsibilities between oversight and operational functions within a corporation. The Revised Commercial Code will become effective as of April 1, 2003. The newly adopted Commercial Code features the “Company with Committees” system.

Adoption of this system under the new code is optional. Japanese corporations may choose between the corporate governance structure provided for under the current or the revised Commercial Codes. If a corporation opts to adopt this system, the company is legally obliged to establish three committees (nomination, audit and compensation) under the board and to introduce the corporate executive officer (“Shikko-yaku”) system as a package. The result is that the company’s oversight function will be vested in a combination of the Board of Directors and the Board Committees. Once a corporation chooses to select the “Company with Committees” system, it is automatically required to abolish the Statutory Auditor/Board of Statutory Auditors structure which is mandatory under the current Commercial Code.

The rationale behind the revision of the Commercial Code is to clearly distinguish the corporate board’s oversight functions from business operation functions. Under the current Code, this distinction may not be clear because the Board of Directors can perform both oversight and business operation roles.

By adopting the “Company with Committees” system, Sony will therefore abolish its current Statutory Auditor/Board of Statutory Auditors and establish Nomination, Audit and Compensation Committees (these Committees will be composed of a majority of outside directors). Sony will also introduce a new Corporate Executive Officer (“Shikko-yaku”) system.

The present Corporate Executive Officer (“Shikko-yakuin”) system will continue as a unique Sony system.

Adopting New Articles for Sony’s Unique Governance

In order to further strengthen the distinction between oversight and business operation roles to a level beyond the requirements of the revised Commercial Code, Sony will also introduce internal standards for a separation between the Chairman of the Board of Directors and Representative Corporate Executive Officers. The Board of Directors will also decide the basic principles of Sony’s corporate governance structure and issue “Regulations of the Board”. The major regulations will concern upper and lower limits on the number of directors; eliminating conflicts of interest; and qualifications for director-candidates which will ensure the independence of the newly-created Committees.

The proposals for Sony’s governance structure are outlined below:

Composition of Board of Directors

The Board of Directors will have between 10 to 20 directors. Regulations governing the qualifications for director-candidates will be established in order to eliminate conflicts of interest and ensure independence. The intention is to increase the number of outside directors from the present level of three.

Chairman of the Board

Separation between Chairman of the Board and Representative Corporate Executive Officer will be regulated.

Composition of Committees

Nomination Committee: The Nomination Committee will be composed of five or more directors and the majority will be outside directors. However there will be at least two internal directors.

Compensation Committee: The Compensation Committee will be composed of three or more directors and the majority will be outside directors. However there will be at least one internal director. The CEO and COO will not be chosen for this Committee.

Audit Committee: The Audit Committee will be composed of three or more directors and the majority will be outside directors. There will be at least one full-time member. All members of the Audit Committee will not have business operation responsibilities and will satisfy the independence requirements of U.S. corporate reform legislation. In principle, Audit Committee members will not become Nomination Committee or Compensation Committee members.

Committee Chairpersons

Chairpersons of the three Committees will be outside directors.

2

Corporate Executive Officers/ Representative Corporate Executive Officers

Corporate Executive Officers are in charge of management and governance for the Sony Group based on the directions of the Board of Directors. It is envisaged that present Representative Directors will be appointed as Representative Corporate Executive Officers.

For Reference: Sony’s Efforts to Strengthen Corporate Governance

Sony has continually modified its management and organization structures to better adapt to changing business environments. Examples include the adoption of the CEO system (1976); Business Unit system (1983); the Company system (1994); the Network Company system (1999) and the separation of Group HQ and Shared Services function achieved by the establishment of the Global Hub and Management Platform (2001).

Sony has displayed considerable energy in reforming its Board of Directors over the years. In conjunction with Sony’s listing on the NYSE in 1970, two outside directors were appointed, and in 1991 Sony appointed a non-Japanese as an outside director. In 1997, Sony clearly separated the oversight and business operation functions within the company by reorganizing the Board and establishing Japan’s first Corporate Executive Officer (“Shikko-yakuin”) system. This was followed by the setting up of Compensation and Nomination Committees in 1998. In 2000, the distinction in role between Director and Corporate Executive Officer was further clarified by abolishing rank-titles for Directors. In 2000, the position of Chairman of the Board was created and in 2002, an Advisory Board was established to enhance Board of Directors’ discussions with expert outside advice.

Inquiries
Sony Corporate Communications
TEL 03-5448-2200
FAX 03-5448-3061

3

SONY

6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo 141-0001

News & Information
No.03-003E
January 28, 2003

Chairman of the Board Norio Ohga Retires as Director of Sony Corporation

Sony Corporation announces the retirement of Norio Ohga as Chairman of the Board and Director of Sony Corporation, effective January 29, 2003. Mr. Ohga today informed the Board of Directors of his intention to retire from the position of Director and this was formally accepted.

Mr. Ohga will assume the position of Honorary Chairman of Sony Corporation effective January 30, 2003.

In accordance with the regulations for Sony’s Board of Directors, Nobuyuki Idei will act as Chairman/CEO and Chairman of the Board of Sony Corporation from January 30 until the General Meeting of Shareholders to be held in June of this year.

Inquiries

Sony Corporate Communications

TEL 03-5448-2200

FAX 03-5448-3061